October 5, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng

Re:	Compellent Techonologies, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-144255
Dear Ladies and Gentlemen:
          Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated September 21, 2007 and included in Amendment No. 3 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on September 21, 2007, was distributed during the period September 21, 2007 through October 8, 2007 as follows:
•	8,461 to underwriters

•	0 to dealers

•	1,145 institutions

•	132 others
Total: 9,738 Preliminary Prospectuses

Securities and Exchange Commission
October 5, 2007

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on October 9, 2007 at 2:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED NEEDHAM & COMPANY, LLC PIPER JAFRAY RBC CAPITAL MARKETS THOMAS WEISEL PARTNERS LLC
By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Gregory Wolf
Name:	Gregory Wolf
Title:	Vice President